MIFFLINBURG BANCORP, INC.
250 East Chestnut Street
Mifflinburg, Pennsylvania 17844

March 12, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, D.C. 20549

Re:	Mifflinburg Bancorp, Inc. (the “Company”) Registration Statement on Form S‑4 File No. 333‑284191

Ladies and Gentlemen:

The undersigned hereby requests, pursuant to Rule 461, promulgated under the Securities Act of 1933, as amended, that the above‑referenced Registration Statement on Form S‑4 (File No. 333‑284191) (the “Form S‑4) of the Company be declared effective at 4:30 p.m., Eastern Time, on Friday, March 14, 2025, or as soon thereafter as is practicable. We respectfully request that we be notified of such effectiveness by a telephone call to Dean H. Dusinberre of Stevens & Lee, P.C., at 717‑255‑7378, and that such effectiveness also be confirmed in writing to the addressees listed on the cover page of the Form S‑4.

Very truly yours,

MIFFLINBURG BANCORP, INC.

By: /s/ Jeffrey J. Kapsar

Jeffrey J. Kapsar

President and Chief Executive Officer